                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)<F*>

                              Illini Corporation
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                               (Name of Issuer)


                                 Common Stock
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                       (Title of Class of Securities)


                                  451773105
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                                (CUSIP Number)

                       Dale A. Schempp, Noll Law Office
            802 South Second Street, Springfield, Illinois  62704
                                (217) 544-8441
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 April 6, 1998
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           (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

[FN]
      <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act bust shall be subject to all other provisions of the Act (however, see the Notes).



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                               SCHEDULE 13D
--------------------------                ------------------------------------
   CUSIP No. 451773105                       Page    2    of     7     Pages
            ------------                       -------    ---------
--------------------------                ------------------------------------

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1     NAME OF REPORTING PERSON
      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ida R. Noll               TIN ###-##-####
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP<F*>              (a) [ ]
                                                                        (b) [ ]
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3     SEC USE ONLY
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4     SOURCE OF FUNDS<F*>

      PF/OO
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2 (e)                                                   [ ]
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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
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                  7     SOLE VOTING POWER

  NUMBER OF             44,863
   SHARES         -------------------------------------------------------------
 BENEFICIALLY     8     SHARED VOTING POWER
  OWNED BY        -------------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH            44,863
                  -------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER
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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      44,863
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES<F*>                                                    [ ]
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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      10.0039%
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14    TYPE OF REPORTING PERSON<F*>

      IN
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ITEM 1.     Security and Issuer.
------

            This statement relates to shares of Common Stock, par value $10.00 per share, of Illini Corporation (the "Company"). The principal executive offices of the Company are located at 3200 West Iles Avenue, Springfield, Illinois 62707.

ITEM 2.     Identity and Background.
------

            (a)   Ida R. Noll

            (b)   1190 Williams Boulevard
                  Springfield, Illinois 62704

            (c)   Principal Occupation: Law Office Manager

            (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

            (e) The Reporting Person has not during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f)   United States

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.  (Note:
------ Paragraphs 1-6 below are as previously reported on the initial Schedule 13D filed September 19, 1995; paragraphs 7-10 are new to this Amendment No. 1.)

            1. Reporting Person and spouse owned 15,471 shares of Illini stock which represents 3.4% of Illini outstanding stock on June 17, 1992.

            2. Spouse received 9,877 shares of Illini stock as inheritance from the Estate of Conrad Noll, Jr. on August 3, 1992. Reporting Person and spouse own a total of 25,348 shares of Illini stock which represents 5.7% of Illini's outstanding stock.

            3. Reporting Person and spouse received gifts of 2,097 shares of Illini stock during the remainder of 1992. Reporting Person and spouse also purchased 1,258 shares of Illini stock at prices ranging from $17.25 to $17.50 during the remainder of 1992. All acquisitions of stock were


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                  purchased at or above the fair market value of Illini's
                  stock. Reporting Person and spouse own 28,703 shares of Illini stock which represents 6.4% of Illini outstanding stock as of December 31, 1992.

            4. Reporting Person and spouse received gifts of 1,646 shares of Illini stock during 1993. Reporting Person and spouse also received 100 shares from a hypothecated agreement previously entered into. Reporting Person and spouse also purchased 2,942 shares of Illini stock at prices ranging from $17.25 to $19.50 during 1993. All acquisitions of stock were purchased at or above the fair market value of Illini's stock. Reporting Person and spouse own 33,391 shares of Illini stock which represents 7.4% of Illini outstanding stock as of December 31, 1993.

            5. Reporting Person obtained sole ownership of Illini stock from Reporting Person's spouse in 1994. Reporting Person and spouse received gifts of 1,686 shares of Illini stock during 1994. Reporting Person also purchased 5,531 shares of Illini stock at prices ranging from $20.00 to $25.00 during 1994. All acquisitions of stock were purchased at or above the fair market value of Illini's stock. Reporting Person owns 40,608 shares of Illini stock which represents 9.1% of Illini outstanding stock as of December 31, 1994.

            6. Reporting Person and spouse received gifts of 967 shares of Illini stock during 1995. Reporting Person also purchased 997 shares of Illini stock at prices ranging from $21.75 to $25.00 during 1995. All acquisitions of stock were purchased at or above the fair market value of Illini's stock. Reporting Person owns 42,572 shares of Illini stock which represents 9.5% of Illini outstanding stock as of July 31, 1995.

            7. Reporting Person and spouse each received an additional gift of 390 shares of Illini stock during the second half of 1995 from Reporting Person's mother, Mrs. Amy Rock. Reporting Person and spouse acquired an additional 208 shares of Illini stock in the second half of 1995 at a price of $24.50 per share. All purchase acquisitions of stock were purchased at or above the fair market value of Illini's stock. Reporting Person's spouse transfers all interest in shares acquired by him to Reporting Person. Reporting Person owns 43,560 shares of Illini stock which represents 9.71% of Illini outstanding stock as of December 31, 1995.

            8. Reporting Person purchased 103 shares of Illini stock during 1996, at a purchase price of $27.00 per share. All purchase acquisitions of stock were purchased at or above the fair market value of Illini's stock. Reporting Person owns 43,663 shares of Illini stock which represents 9.73% of Illini outstanding stock as of December 31, 1996.


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            9.    On April 6, 1998, Reporting Person and spouse each received a gift of 350 shares of Illini stock from Reporting
                  Person's mother, Mrs. Amy Rock. Reporting Person's spouse transfers all interest in the 350 shares so received by him to Reporting Person. Also on April 6, 1998, the three children of Reporting Person and spouse received gifts
                  (also from Reporting Person's mother) of an aggregate 750 shares of Illini stock, as follows:

                  a) 250 shares to Ida R. Noll, custodian for Daniel A. Noll (DOB 04/27/83) under the Illinois Transfer to Minors Act. Daniel A. Noll is the son of, and resides with, Reporting Person and spouse. Report Person acknowledges beneficial ownership of said shares.

                  b) 250 shares to Ida R. Noll, custodian for Charlene V. Noll (DOB 06/04/80) under the Illinois Transfer to Minors Act. Charlene V. Noll is the daughter of, and resides with, Reporting Person and spouse. Reporting Person acknowledges beneficial ownership of said shares.

                  c) 250 shares to Lindsey R. Noll. Lindsey R. Noll (DOB 12/31/75) is the daughter of, and resides with, Reporting Person and spouse. Reporting Person disclaims beneficial ownership of said shares owned by Lindsey R. Noll for purposes of Section 13(d) and 13(g) of the Securities Exchange Act.

            10. Reporting Person beneficially owns 44,863 shares of Illini stock which represents 10.0039% of Illini outstanding stock as of the date of this filing.


ITEM 4.    PURPOSE OF TRANSACTION.
------

            The Company's stock was acquired for investment in the company.

            The Reporting Person does not have any present plans or proposals that relate to or would result in (i) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any change in the Company's articles of incorporation, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the company by any person; (viii) causing


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a class of securities of the Company to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated above.

            The Reporting Person reserves the right to determine in the future to change the purpose or purposes described above.


ITEM 5.    INTEREST IN SECURITIES OF ISSUER
------

            (a) The Reporting Person beneficially owns 44,863 shares, representing 10.039% of the outstanding shares of the Company.

            (b) The Reporting Person has the sole power to vote and dispose of the shares referred to in Item 5(a).

            (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

            (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of, the securities referred in
                  Item 5(a).

            (e)   Not applicable.

ITEM 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
------     TO SECURITIES OF THE ISSUER.

            None.


ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.
------

           NONE.



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                                  SCHEDULE 13D

CUSIP NO. 451773105

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                    April 16, 1998
                                          ---------------------------------
                                                        (Date)



                                                    /s/ Ida R. Noll
                                          ---------------------------------
                                                      Ida R. Noll

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